

March 22, 2013

J. Duncan Reid
Chief Executive Officer
Trio Resources, Inc.
100 King Street West, Suite 5600
Toronto, Ontario M5X 1C9

> **Re:** **Trio Resources, Inc.**
> **Form 8-K/A**
> **Filed March 15, 2013**
> **File No. 333-178472**

Dear Mr. Reid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. You have not fully addressed comment 4 of our letter dated March 5, 2013. We reissue comment 4. We note that Section 9.09 of the Exchange Agreement provides that "on the Closing Date, the Parent shall honor the terms of the Seagel Agreement and issue 5% of the total number of shares outstanding immediately following the closing of this Agreement to Seagel Investment Corp." However, Seagel Investment Ltd. is the entity listed on the signature page of the Exchange Agreement and Exhibit A as receiving 161,000 shares and not Seagel Investment Corp. Also, your response letter dated March 15, 2013 and Form 8-K indicate that 160,000 shares of common stock were issued to Seagel Investment Corp pursuant to the Consulting Agreement. Please explain how many shares of common stock are owned by each entity. Please amend your Form 8-K as appropriate.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at 202- 551-3772 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela A. Long
Assistant Director